EXHIBIT 99.1

Crucell -- DSM Biologics Alliance Announces Development Milestone Achievement

LEIDEN/SITTARD, The Netherlands, July 7, 2004 (PRIMEZONE) -- Dutch biotechnology company Crucell N.V. (Euronext:CRXL) (Nasdaq:CRXL) and allied contract manufacturer DSM Biologics announced today the achievement of the first development milestone pertaining to their protein production collaboration.

The alliance, which combines DSM's manufacturing capacity and production expertise with the high yield and quality of Crucell's PER.C6(R) cell line technology, offers a comprehensive range of services from the preparation of the cell line for the production of recombinant proteins and monoclonal antibodies, through to the commercial production of biopharmaceuticals. Both companies have been actively marketing Crucell's PER.C6(R) technology and have secured 10 licensees in total to date, including Centocor, Chiron and AME. In addition, both companies have been working on a development program that has demonstrated industry-high yields in Fed-batch and perfusion, with up to 100 million cells per mL. With the achievement of the first milestone, DSM has made a milestone payment to Crucell in line with the original collaboration agreement signed in December 2002. The amount of the payment was not disclosed.

"This milestone is a great endorsement of our technology and also illustrates that the promise of our collaboration with DSM is beginning to be realized," said Crucell's President and CEO, Ronald Brus. "The progress of our joint licensing program is extremely encouraging, and we now look forward to taking our development program for large-scale protein and antibody production to the next stage."

"In terms of yields and overall performance, we have met our initial objectives and are well-and-truly on track," added DSM Biologics CEO Andre Bos. "The collaboration with Crucell is proving fruitful and we are looking forward to maximizing our alliance's significant potential in one of the fastest growing pharmaceutical market segments."

The market for recombinant proteins and monoclonal antibodies, the biopharmaceuticals targeted by the alliance, is currently in excess of 30 billion (US$ 36.4 billion) and estimated to be growing at an annual rate of 20 percent.

About Crucell

Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria and West Nile virus. The company's development programs include collaborations with Aventis Pasteur for influenza vaccines, the U.S. National Institutes of Health for Ebola and malaria vaccines, and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its innovative PER.C6(R) technology, which offers a safer, more efficient way to produce biopharmaceuticals. The company licenses its PER.C6(R) technology to the biopharmaceutical industry on a mostly non-exclusive basis. Licensees and CMO partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.

About DSM Biologics

DSM Biologics, a business unit of the DSM Pharmaceutical Products business group, is one of the world's leading contract manufacturers of biopharmaceutical products, the latest generation of drugs, mainly on the basis of native molecules and produced with the help of cell cultures. The company is renowned for its experience in the use of a broad range of cell culture systems (microbial and mammalian) and its expertise in the field of purification techniques. Established in 1986, DSM Biologics currently employs about 450 people, who are based at the company's two sites, one in Groningen, the Netherlands (ca. 1,000 liters fermentor capacity and 6,000 m2) and one in Montreal, Quebec, Canada (ca. 6,500 liters fermentor capacity and presently 10,000 m2). DSM Biologics is a joint venture of DSM and SGF, a business development company based in Montreal, holding a minority stake. For more information, please visit www.dsmbiologics.com.

For further information please contact:

    Crucell N.V.                       Redington, Inc.
    Elizabeth Goodwin                  Thomas Redington
    Director Investor Relations and    Tel. +1 212-926-1733
    Corporate Communications           Tel. +1 212-926-1733
    Tel. +31 (0)71 524 8718            tredington@redingtoninc.com
    Fax. +31 (0)71 524 8935
    e.goodwin@crucell.com

                                       DSM Biologics
                                       Marcel Lubben
                                       Business Manager Licensing
                                       Tel. + 31 (0)46 47 73343
                                       marcel-m.lubben@dsm.com

The press release can also be downloaded from the enclosed link:http://hugin.info/132631/R/952061/135213.pdf

This press release contains forward-looking statements that involveinherent risks and uncertainties. We have identified certainimportant factors that may cause actual results to differ materiallyfrom those contained in such forward-looking statements. Forinformation relating to these factors please refer to our Form 20-F,as filed with the U.S. Securities and Exchange Commission on February27, 2004, and the section entitled "Risk Factors". The companyprepares its financial statements under generally accepted accountingprinciples in the United States.

CONTACT:  Crucell N.V.
          Elizabeth Goodwin
          Director Investor Relations and Corporate Communications
          Tel. +31 (0)71 524 8718
          Fax. +31 (0)71 524 8935
          e.goodwin@crucell.com

          Redington, Inc.
          Thomas Redington
          Tel. +1 212-926-1733
          tredington@redingtoninc.com

          DSM Biologics
          Marcel Lubben
          Business Manager Licensing
          Tel. + 31 (0)46 47 73343
          marcel-m.lubben@dsm.com